Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Proxy Statement/Prospectus constituting a part of this Amendment No. 2 to the Registration Statement No. 333-249897 on Form S-4 of our report dated October 16, 2020, except for Footnote 40, Subsequent Events under the heading Commercial Lines, as to which the date is October 20, 2020, for Footnote 19, Other Financing Lines of Credit within the Maximum Allowable Distribution table and Footnote 39 Condensed Financial Information of Registrant (Parent Company Only), as to which the date is January 27, 2021 relating to the consolidated financial statements of Finance of America Equity Capital LLC and Subsidiaries, which is contained in that Proxy Statement/Prospectus.

We also consent to the reference to us under the caption “Experts” in this Proxy Statement/Prospectus.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

January 27, 2021